Exhibit 99.1

December 9, 2014

Dear

We are delighted to announce the signing of a definitive agreement for IBERIABANK Corporation (“IBERIABANK”) to acquire Georgia Commerce Bancshares, Inc. (“Georgia Commerce”) via merger. The proposed merger of Georgia Commerce with and into IBERIABANK has been approved by the Board of Directors of each company and is expected to close in the first half of 2015. Completion of the transaction is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of Georgia Commerce’s shareholders.

This is a milestone in our company’s history and a very exciting day for our employees, clients and shareholders. As a shareholder, you are well aware of our commitment to be good stewards of your investment. After carefully evaluating several different paths for the future of Georgia Commerce, we chose a partnership with IBERIABANK. We believe we have found the perfect fit strategically, financially and culturally. In addition to a long standing history (127 years) and a well regarded reputation, IBERIABANK is an organization with very similar values and internal culture, and a relationship-focused business strategy that mirrors Georgia Commerce.

This transaction accelerates our ability to achieve our growth objectives, provides exciting career opportunities for many of our employees and greatly enhances the products and services we offer our clients. Shareholders will also be pleased to learn that IBERIABANK has paid quarterly cash dividends for the past 76 consecutive quarters and their total cumulative shareholder return between years 2000-2013 was an astounding 690%.

Rodney Hall and I have gotten to know Daryl Byrd, President and CEO of IBERIABANK, and his senior team well; and we are confident that we will make a phenomenal combined team. While many of the members of IBERIABANK’s senior management have spent time during their careers in the Atlanta market, Georgia Commerce will serve as IBERIABANK’s first entrée into the State of Georgia and a solid platform from which to grow.

Please find the deal points below and do not hesitate to contact us if you have any questions.

Under the terms of the merger agreement, shareholders of Georgia Commerce will receive IBERIABANK common stock. Georgia Commerce common shares are expected to total approximately 4,727,618 shares at closing, assuming approximately 4,605,186 common shares outstanding and approximately 122,432 common shares associated with the potential exercise of warrants.

•	Stock and Stock Option Consideration. Each Georgia Commerce common share will be exchanged for 0.6134 share of IBERIABANK common stock, subject to certain adjustments provided for in the merger agreement. Based on IBERIABANK’s closing stock price on December 5, 2014, of $65.21 per share, the stock consideration would equate to $40.00 per Georgia Commerce common share, or approximately $189 million. The cash value for all stock options would total approximately $5.7 million, which would then equate to an aggregate merger consideration of approximately $195 million.

IBERIABANK currently estimates that annual pre-tax expense reductions associated with the transaction will be approximately 20% of Georgia Commerce’s run-rate expenses in 2014. The expense savings are estimated to be fully achieved, on a run-rate basis, within six months of closing. Acquisition and conversion related costs are estimated to be approximately $20.7 million on a pre-tax basis. The transaction is expected to be 1.6% accretive to IBERIABANK’s fully diluted earnings per share (“EPS”) in 2016 and approximately 5% accretive in 2017.

The transaction is expected to be neutral to IBERIABANK’s capital ratios, and to be approximately 1.8% dilutive to tangible book value per share on a pro forma basis at closing. The tangible book value dilution is anticipated to be earned back in approximately 3.5 years. The estimated internal rate of return for the transaction is expected to be greater than 20% and, therefore, in excess of IBERIABANK’s cost of capital.

We hope that you, as a shareholder of Georgia Commerce, are as thrilled as we are about the opportunities ahead as part of the IBERIABANK franchise. We not only appreciate your financial support, but also the faith and confidence you have had in us and our team over the past several years. Because of you, we have been able to create a company that not only survived the recent economic challenges, but thrived. We are very proud of what we have accomplished together and look forward to a bright future. Thank you again for your support.

Please look for updates as this transaction progresses.

Best wishes to you for a safe and wonderful holiday season.

Sincerely yours,

Mark W. Tipton	Rodney L. Hall
Chief Executive Officer	President

Attachment – Press Release

GCB Shareholder Letter	Page 2
December 9, 2014

Caution About Forward-Looking Statements

This letter contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed merger, the expected returns and other benefits of the proposed merger to shareholders, expected improvement in operating efficiency resulting from the proposed merger, estimated expense reductions resulting from the transaction and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the merger on IBERIABANK’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements, and there can be no assurances that: the proposed merger will close when expected, the expected returns and other benefits of the proposed merger to shareholders will be achieved, the expected operating efficiencies will result, estimated expense reductions resulting from the transaction will occur as and when expected, the impact on tangible book value will be recovered or as expected or that the effect on IBERIABANK’s capital ratios will be as expected. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the merger transaction may not be timely completed, if at all; that prior to completion of the merger transaction or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the merger transaction; diversion of management time to merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in IBERIABANK’s Form 10-K for the fiscal year ended December 31, 2013, and Form 10-Qs for the quarters ended March 31, 2014, June 30, 2014, September 30, 2014, and other documents subsequently filed by IBERIABANK with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither IBERIABANK nor Georgia Commerce undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this press release or any related documents, IBERIABANK and Georgia Commerce claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

This communication is being made in respect of the proposed merger transaction involving IBERIABANK and Georgia Commerce. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, IBERIABANK will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of Georgia Commerce. IBERIABANK also plans to file other documents with the SEC regarding the proposed merger transaction with Georgia Commerce. Georgia Commerce will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about IBERIABANK and Georgia Commerce, will be available without charge, at the

GCB Shareholder Letter	Page 3
December 9, 2014

SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from IBERIABANK’s website (http://www.iberiabank.com), under the heading “Investor Information” and on Georgia Commerce’s website (http://www.gacommercebank.com).

IBERIABANK and Georgia Commerce, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Georgia Commerce in respect of the proposed merger transaction. Information regarding the directors and executive officers of IBERIABANK is set forth in the definitive proxy statement for IBERIABANK’s 2014 annual meeting of shareholders, as filed with the SEC on April 7, 2014, and in Forms 3, 4 and 5 filed with the SEC by its officers and directors. Information regarding the directors and executive officers of Georgia Commerce who may be deemed participants in the solicitation of the shareholders of Georgia Commerce in connection with the proposed transaction will be included in the proxy statement/prospectus for Georgia Commerce’s special meeting of shareholders, which will be filed by IBERIABANK with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available

GCB Shareholder Letter	Page 4
December 9, 2014

FOR IMMEDIATE RELEASE

December 8, 2014

IBERIABANK Corporation contacts:	Georgia Commerce Bancshares, Inc. contacts:

Beth A. Ardoin, Director of Communications (337) 278-6868 bardoin@iberiabank.com	Mark W. Tipton, Chairman and CEO (678) 631-1270
Rodney L. Hall, President
John R. Davis, Senior Executive Vice President	(678) 631-1260
(337) 521-4005 jdavis@iberiabank.com

IBERIABANK Corporation Announces Agreement to Acquire

Georgia Commerce Bancshares, Inc.

•	IBERIABANK Corporation will enter the Atlanta, Georgia market

•	Acquisition of a very profitable, C&I-focused bank

•	Addition of strong management team to lead Georgia efforts

•	Significant growth opportunities expected from the combination

•	Accretive to EPS in 2016, 20%+ IRR and limited impact to tangible book value per share

LAFAYETTE, LOUISIANA AND ATLANTA, GEORGIA — IBERIABANK Corporation (NASDAQ: IBKC) (“IBKC”), holding company of the 127-year-old IBERIABANK (www.iberiabank.com) and Georgia Commerce Bancshares, Inc. (“Georgia Commerce”), holding company of Georgia Commerce Bank (www.gacommercebank.com) jointly announced today the signing of a definitive agreement for IBKC to acquire Georgia Commerce via merger. The proposed merger of Georgia Commerce with and into IBKC has been approved by the Board of Directors of each company and is expected to close in the first half of 2015. Completion of the transaction is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of Georgia Commerce’s shareholders.

Mark W. Tipton, Chairman and Chief Executive Officer of Georgia Commerce, will be named Executive Vice President and Georgia Regional President for IBERIABANK’s Georgia franchise after the acquisition is consummated. Rodney L. Hall, President of Georgia Commerce, will be named Executive Vice President and Atlanta Market President upon completion of the transaction.

Mark Tipton commented, “This is a very exciting day for our organization and our shareholders. We are proud to partner with an organization that mirrors our client relationship-focused approach to business and values local decision-making and community involvement. With IBERIABANK’s history of strong financial performance, its size and scope, we will be in an exceptional position to take our clients, team and shareholders to the next level.”

Daryl G. Byrd, President and Chief Executive Officer of IBKC, added, “We are very excited to have the opportunity to enter the Atlanta market by joining forces with Georgia Commerce. Mark Tipton, Rodney Hall and their team have done a phenomenal job building a Company that provides us a solid platform from which to grow our Georgia franchise. With a strong economic recovery in progress, Atlanta is one of the fastest growing regions contiguous to our current footprint. This is a market that our team knows very well and we believe we are entering this market at an opportune time. Upon completion of our pending acquisitions, we will have $18.4 billion in total assets on a pro forma basis serving all five of the largest metropolitan statistical areas (“MSAs”) in the southeastern United States and a meaningful presence in 10 of the 20 largest MSAs in the region. This combination is financially attractive to both parties and a great strategic and cultural fit. Similar to our recent acquisition in Dallas and pending acquisitions in Tampa, Orlando, and Jacksonville, we believe the Atlanta market provides exceptional near-term and long-term growth opportunities.”

Under the terms of the merger agreement, shareholders of Georgia Commerce will receive IBKC common stock. Georgia Commerce common shares are expected to total approximately 4,727,618 shares at closing, assuming approximately 4,605,186 common shares outstanding and approximately 122,432 common shares associated with the potential exercise of warrants.

•	Stock Consideration. Each Georgia Commerce common share will be exchanged for 0.6134 share of IBKC common stock, subject to certain adjustments provided for in the merger agreement. Based on IBKC’s closing stock price on December 5, 2014, of $65.21 per share, the stock consideration would equate to $40.00 per Georgia Commerce common share, or approximately $189 million.

•	Stock Option Consideration. At September 30, 2014, Georgia Commerce had approximately 262,189 stock options outstanding with a weighted average exercise price of $18.10 per share. These stock options are anticipated to be in-the-money at closing. The merger agreement provides that any Georgia Commerce stock options that remain outstanding immediately prior to closing, whether or not vested, will be cashed out at consummation of the merger. Based on IBKC’s closing stock price on December 5, 2014, of $65.21, the cash value for all stock options would total approximately $5.7 million. The cash value of the stock options and stock consideration would equate to aggregate merger consideration of approximately $195 million.

IBKC currently estimates annual pre-tax expense reductions associated with the transaction will be approximately 20% of Georgia Commerce’s run-rate expenses in 2014. The expense savings are estimated to be fully achieved, on a run-rate basis, within six months of closing. Acquisition- and conversion-related costs are estimated to be approximately $20.7 million on a pre-tax basis. The transaction is expected to be 1.6% accretive to IBKC’s fully diluted earnings per share (“EPS”) in 2016 and approximately 5% accretive in 2017.

The transaction is expected to be neutral to IBKC’s capital ratios, and to be approximately 1.8% dilutive to tangible book value per share on a pro forma basis at closing. The tangible book value dilution is anticipated to be earned back in approximately 3.5 years. The estimated internal rate of return for the transaction is expected to be greater than 20%, and, therefore, in excess of IBKC’s cost of capital.

About Georgia Commerce Bancshares, Inc.

Georgia Commerce Bancshares, Inc. has nine offices in the Atlanta-Sandy Springs-Roswell, Georgia MSA. At September 30, 2014, Georgia Commerce had:

•	Total Consolidated Assets	$1.0 Billion

•	Total Cash and Investment Securities	$227 Million

•	Loans Covered Under FDIC Loss Share	$35 Million (5% of total loans)
	Non-Covered Loans	$695 Million (95% of total loans)
	Total Gross Loans	$731 Million (5.51% yield excluding fees)

•	Noninterest Bearing Deposits	$204 Million (25% of total deposits)

•	Total Deposits	$826 Million (0.40% cost in 3Q14)

•	FHLB Borrowings	$53 Million (0.90% cost in 3Q14)

•	Total Shareholders’ Equity	$101 Million

•	Preliminary Capital Ratios	10.41% Tier 1 Leverage Ratio
13.64% Total Risk Based Capital Ratio

•	Nonperforming Assets (Excluding FDIC)	$4 Million (0.43% NPAs / Assets)

Georgia Commerce had 142 employees at September 30, 2014. For the quarter ended September 30, 2014, Georgia Commerce reported net income of $2.7 million, 1.09% ROA, 10.73% ROE, a 4.69% net interest margin, 0.52% cost of interest bearing deposits, and 0.40% total deposit cost.

About IBERIABANK Corporation

IBKC is a financial holding company with 280 combined offices, including 187 bank branch offices and three loan production offices in Louisiana, Arkansas, Tennessee, Alabama, Texas, and Florida, 22 title insurance offices in Arkansas and Louisiana, and mortgage representatives in 59 locations in 10 states. IBERIABANK has eight locations with representatives of IBERIA Wealth Advisors in four states, and one IBERIA Capital Partners, L.L.C. office in New Orleans.

IBKC’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” IBKC’s market capitalization was approximately $2.2 billion, based on the NASDAQ Global Select Market closing stock price on December 5, 2014.

The following 11 investment firms currently provide equity research coverage on IBKC:

•	Bank of America Merrill Lynch

•	FIG Partners, LLC

•	Jefferies & Co., Inc.

•	Keefe, Bruyette & Woods, Inc.

•	Raymond James & Associates, Inc.

•	Robert W. Baird & Company

•	Sandler O’Neill + Partners, L.P.

•	Stephens, Inc.

•	Sterne, Agee & Leach

•	SunTrust Robinson-Humphrey

•	Wunderlich Securities

Additional Information

Keefe, Bruyette & Woods, Inc., A Stifel Company, served as financial advisor and provided a fairness opinion to Georgia Commerce and the law firm of Womble Carlyle Sandridge & Rice, LLP served as legal advisor. Banks Street Partners, LLC served as financial advisor to IBKC and Jones Walker LLP served as legal advisor.

IBKC has prepared a PowerPoint presentation that supplements information contained in this press release. The PowerPoint presentation may be accessed on IBKC’s web site, www.iberiabank.com, under “Investor Relations” and then “Presentations.” IBKC will host a conference call associated with this announcement on December 8, 2014, beginning at 9:30 a.m. Central Time (10:30 a.m. Eastern Time) that may be accessed by dialing 1-800-230-1951. The confirmation code for the call is 346782. A replay of the call will be available until midnight Central Time on December 15, 2014 by dialing 1-800-475-6701. The confirmation code for the replay is 346782.

Caution About Forward-Looking Statements

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed merger, the expected returns and other benefits of the proposed merger to shareholders, expected improvement in operating efficiency resulting from the proposed mergers with Georgia Commerce, Old Florida Bancshares, Inc. and Florida Bank Group, Inc., estimated expense reductions resulting from the transaction and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the mergers on IBKC’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements, and there can be no assurances that: the proposed mergers will close when expected, the expected returns and other benefits of the proposed mergers to shareholders will be achieved, the expected operating efficiencies will result, estimated expense reductions resulting from the transactions will occur as and when expected, the impact on tangible book value will be recovered or as expected or that the effect on IBKC’s capital ratios will be as expected. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the merger transactions may not be timely completed, if at all; that prior to completion of the merger transactions or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the merger transactions; diversion of management time to merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in IBKC’s Form 10-K for the fiscal year ended December 31, 2013, and Form 10-Qs for the quarters ended March 31, 2014, June 30, 2014, and September 30, 2014, and other documents subsequently filed by IBKC with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither IBKC nor Georgia Commerce undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this press release or any related documents, IBKC and Georgia Commerce claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

This communication is being made in respect of the proposed merger transaction involving IBKC and Georgia Commerce. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, IBKC will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of Georgia Commerce. IBKC also plans to file other documents with the SEC regarding the proposed merger transaction with Georgia Commerce and the pending mergers with Florida Bank Group, Inc. and Old Florida Bancshares, Inc. Georgia Commerce will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about IBKC and Georgia Commerce, will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from IBKC’s website (http://www.iberiabank.com), under the heading “Investor Information,” and on Georgia Commerce’s website, at (www.gacommercebank.com).

IBKC and Georgia Commerce, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Georgia Commerce in respect of the proposed merger transaction. Information regarding the directors and executive officers of IBKC is set forth in the definitive proxy statement for IBKC’s 2014 annual meeting of shareholders, as filed with the SEC on April 7, 2014, and in Forms 3, 4 and 5 filed with the SEC by its officers and directors. Information regarding the directors and executive officers of Georgia Commerce who may be deemed participants in the solicitation of the shareholders of Georgia Commerce in connection with the proposed transaction will be included in the proxy statement/prospectus for Georgia Commerce’s special meeting of shareholders, which will be filed by IBKC with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available.